Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 19, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
 Securities Act Registration No: 333-17391
 Investment Company Act Registration No: 811-07959
 Orinda SkyView Macro Opportunities Fund (S000036614)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of February 29, 2012, March 5, 2012 and March 7, 2012 to the Trust’s Post-Effective Amendment (“PEA”) No. 396 to its registration statement.  PEA No. 396 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on January 13, 2012, for the purpose of adding one new series to the Trust:  Orinda SkyView Macro Opportunities Fund (the “Fund”).  Please note that the name of the Fund has been changed to add the word “SkyView”.

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section

1.	Staff Comment: Please modify the Fund’s principal investment strategy to explain how the objective is to be achieved (i.e., tie the objective to the strategy).

Response:  The Trust responds by modifying the first paragraph of the Fund’s Item 4 “Principal Investment Strategies of the Fund” section and by adding additional disclosure following the first paragraph (with corresponding changes to Item 9) as follows:

“The Fund will attempt to achieve its investment objective by allocating its assets among a carefully chosen group of experienced alternative investment portfolio managers who will serve as sub-advisers (“Sub-Advisers”) to the Fund ~~and who will employ various complementary long/short alternative investment strategies~~.  The Adviser will engage an experienced specialized alternative investment advisory firm to serve as the Lead Sub-Adviser to assist in the identification and selection of Sub-Advisers and in the portfolio construction process.

These Sub-Advisers will implement both fundamentally and technically driven strategies.  These strategies may include, without limitation, global macro, opportunistic equity and fixed income, and systematic strategies that invest in different asset classes, securities, and derivative instruments. These strategies seek to target attractive absolute returns.  These strategies may exhibit different degrees of volatility, as well as variability of beta to equity, currency, and interest rate markets.  The Fund’s Sub-Advisers seek to have diversifying characteristics including lower correlation to market risk factors than traditional equity and fixed income strategies.

Global Macro:  Sub-Advisers have a broad investment mandate to invest in liquid asset classes globally, including futures and other derivative contracts with a goal of generating positive total returns over a full market cycle, with the potential to generate these returns with lower correlation to traditional equity and fixed income indices.  Sub-Advisers may analyze a variety of factors, including fiscal and monetary policy, historical price data, country specific fundamental economic data, as well as social and demographic trends, and political events.

Opportunistic: Sub-Advisers can invest globally, long or short, in stocks of companies of any size or market capitalization, government and corporate bonds and other fixed income securities. They may also invest in derivatives either to manage risk or to enhance return.  Sub-Advisers may employ a bottom-up analysis for individual security selection, and/or a top-down approach to capital allocation amongst various asset classes, while employing risk management strategies designed to mitigate downside risk.

Systematic: Sub-Advisers focus on liquid asset classes globally, including futures and other derivatives with a goal of generating positive total returns over a full market cycle.  Sub-Advisers implement trading-rules based on historical data and technical analysis and will utilize computer programs and will create algorithms to identify and capture trading profits during market movements.  Buy and sell decisions, trade structuring, and execution tend to be computerized and systematic, allowing for the ability to evaluate a vast number of inputs to identify investment opportunities.”

2.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of each fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund), Schroder Series Trust, Third Avenue Trust and Foresight Funds, Inc.

3.
Staff Comment:  In the “Principal Investment Strategies of the Fund” section in Item 4, with respect to the second and third paragraphs, the Staff believes they are long and difficult to read and requests that the Trust edit these paragraphs so that they are easier to read.  Please ensure that each of the strategies or techniques disclosed is a principal strategy of the Fund.  Use of bullet points or lists would be helpful to identify the strategies that complement each other, as noted in the first paragraph.

Response:  The Trust responds by modifying the second and third paragraphs of the Fund’s “Principal Investment Strategies of the Fund” section (with corresponding changes to Item 9) as follows:

“The Fund will invest in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including, but not limited to, equity securities, fixed-income securities, currencies and derivatives.  The Fund’s allocation to these various security types and various asset classes will vary over time in response to changing market opportunities.

▪
The Fund may invest without limit in equity securities of issuers of any market capitalization~~, including common stocks, preferred stocks, rights, warrants, convertibles, partnership interests, shares of other investment companies, including exchange-traded funds (“ETFs”), and American Depositary Receipts (“ADRs”) and other similar investments, including European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”)~~.  The Fund may invest up to 10% of its net assets in initial public offerings (“IPOs”).  The Fund may invest without limit in foreign securities, including up to 50% of its net assets in securities of issuers located in emerging markets.

▪
The Fund may invest up to 80% of its net assets in fixed income securities~~, including sovereign debt, corporate bonds, exchange-traded notes (“ETNs”), debt issued by the U.S. Government and its agencies and mortgage-backed securities~~.  Such fixed income investments may include high-yield or “junk” bonds and may be of any maturity.

▪
The Fund may also invest up to 85% of its net assets in derivatives including options, futures (including commodities futures), forward currency contracts and swaps, including credit-default swaps.  These derivative instruments may be used for investment purposes or to modify or hedge the Fund’s exposure to a particular investment market related risk, as well as to manage the volatility of the Fund.

▪	The Fund may invest up to 60% of its net assets in currencies and forward currency contracts.
▪	The Fund may utilize leverage (by borrowing against a line of credit for investment purposes) of no more than 10% of the Fund’s total assets as part of the portfolio management process.
▪	From time to time, the Fund may invest a significant portion of its assets in the securities of companies in the same sector of the market.
▪	The Fund may sell securities short with respect to 100% of its net assets.

For either investment or hedging purposes, certain Sub-Advisers may invest substantially in a broad range of the derivatives instruments described above, particularly futures contracts.  The Sub-Advisers may be highly dependent on the use of futures and other derivative instruments, and to the extent that they become unavailable, this may limit a Sub-Adviser from fully implementing its investment strategy.

It is expected that the Fund will have a portfolio turnover in excess of 100% on an annual basis.

The Lead Sub-Adviser, with approval of the Adviser, will allocate to each Sub-Adviser a portion of the Fund’s assets to invest.  The Sub-Advisers will invest in the securities described above based upon their belief that the securities have a strong appreciation potential (long investing, or actually owning a security) or potential to decline in value (short investing, or borrowing a security from a broker and selling it, with the understanding that it must later be bought back and returned to the broker).  When selecting individual securities for the Fund, the Sub-Advisers will implement differentiated principal investment strategies including, but not limited to: i) global macro, ii) opportunistic, and iii) systematic  ~~fundamental analysis (including both growth and value orientation), technical analysis and quantitative analysis~~.  Additionally, these strategies may involve ~~additional~~ investment techniques, including, but not limited to:

▪	event driven (investing in securities in special situations such as restructurings, mergers or other extraordinary corporate transactions),
▪	risk arbitrage (attempting to arbitrage securities in special situations such as restructurings, mergers or other extraordinary corporate transactions),
▪	market neutral (investing long in a diversified basket stocks believed to be undervalued while simultaneously investing short in a diversified basket of stocks believed to be overvalued),
▪	convertible and diversified hedging (buying long in a convertible bond or preferred stock and selling short the corresponding common stock or call option), and
▪	futures and options investing.

Each Sub-Adviser has complete discretion to invest its portion of the Fund’s assets as it deems appropriate, based on its particular philosophy, style, strategies and views.  While each Sub-Adviser is subject to the oversight of the Adviser and Lead Sub-Adviser, neither the Adviser nor Lead Sub-Adviser will attempt to coordinate or manage the day-to-day investments of the Sub-Advisers.”

4.	Staff Comment: Please define “negotiated security”, either with a parenthetical or move the reference to Item 9.

Response: The Trust responds by defining the term “negotiated securities” in all instances with the use of a parenthetical, as follows:

“The Fund will invest in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including,…”

5.	Staff Comment: Please disclose the particular strategy and/or technique expected to be used by each sub-adviser, either in Item 4 or Item 10.

Response: The Trust responds by adding the following table to the Fund’s Item 10 disclosure.  The Trust also states supplementally that Eagle Trading Systems Inc. will not be serving as sub-adviser to the Fund and will be removed from the Fund’s future filings.

Sub-Adviser	Investment Strategy
2100 Xenon Group, LLC Jay R. Feuerstein	Systematic
Battenkill Capital Management, Inc. Richard E. Franzen	Opportunistic
Crescat Portfolio Management, LLC Kevin C. Smith	Global Macro
Sunrise Capital Partners, LLC Gary Davis and Richard Slaughter	Systematic
SkyView Investment Advisors, LLC Steven J. Turi, Lawrence P. Chiarello and Hilde J. Hovnanian	Liquidity Management

6.
Staff Comment:  The disclosure in Item 4 and Item 10 as to derivatives is insufficient.  Please disclose the extent to which, as a principal investment strategy, the Fund will be using derivatives.  Will the Fund focus on any one derivative more than another or others?  If Fund expects to invest more in XX derivatives than other types of derivatives, this should be specified.  Keep in mind that any principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.

Response: The Trust responds by adding the following disclosure to the Fund’s Item 4 and Item 9 disclosures:

“For either investment or hedging purposes, certain Sub-Advisers may invest substantially in a broad range of the derivatives instruments described above, particularly futures contracts.  The Sub-Advisers may be highly dependent on the use of futures and other derivative instruments, and to the extent that they become unavailable, this may limit a Sub-Adviser from fully implementing its investment strategy.”

Similarly Managed Account Performance

7.
Staff Comment:  With respect to the prior performance tables for the sub-advisers, please confirm that the strategies employed by the sub-advisers for the accounts/composites represented by the prior performance tables are substantially similar to the strategies each sub-adviser will use for the Fund.  It would be helpful to identify with a single sentence the type of strategy employed by each sub-adviser identified in this section.

Response:  The Trust responds by confirming that the strategies employed by the sub-advisers for the accounts/composites represented by the prior performance tables are substantially similar to the strategies each sub-adviser will use for the Fund.  Additionally, the Trust will revise the disclosure for each sub-adviser in accordance with the chart provided in response to Comment 5 above to indicate the type of strategy employed by each sub-adviser.

8.	Staff Comment: Please switch the columns for “gross” performance and “net” performance for each of the sub-adviser’s prior performance tables.

Response: The Trust responds by making this change.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

9.	In the “Investment Restrictions” section beginning on page 24, with respect to restriction number 5, please remove “the market value of” from the sentence.

    Response:  The Trust responds by making this change.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust